UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )
                             -----------------------

                                 TEJON RANCH CO.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.50
                         (Title of Class of Securities)

                                   879080 10 9
                                 (CUSIP Number)
                             -----------------------

                                IRIS B. ROSKEN/1/
                       CARL MARKS MANAGEMENT COMPANY, L.P.
                              135 EAST 57TH STREET
                             NEW YORK, NY 10022-2032
                            TEL. NO.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 17, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                               Page 1 of 13 Pages

--------
/1/ Copy to: Robert M. Hirsh, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064, Tel: (212) 373-3000.

                                       SCHEDULE 13D

CUSIP NO.  879080 10 9                                   PAGE  2  OF  13   PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    505,000**
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER


       9              SOLE DISPOSITIVE POWER

                            505,000**

       10             SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              505,000  Shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.98%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

** INCLUDES SHARES BENEFICIALLY OWNED BY OTHER REGISTERED PERSONS BUT OMITS
   CERTAIN SHARES OWNED BY CERTAIN GROUP MEMBERS. SEE ITEM 5.

                                       SCHEDULE 13D

CUSIP NO.  879080 10 9                                   PAGE  3  OF  13   PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

         WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    185,000**
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER


       9              SOLE DISPOSITIVE POWER

                            185,000**

       10             SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             185,000 SHARES**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.46%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

** INCLUDES SHARES BENEFICIALLY OWNED BY OTHER REGISTERED PERSONS BUT OMITS
   CERTAIN SHARES OWNED BY CERTAIN GROUP MEMBERS. SEE ITEM 5.

                                   SCHEDULE 13D

CUSIP NO.  879080 10 9                                   PAGE  4  OF  13   PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    690,000**
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER


       9              SOLE DISPOSITIVE POWER

                            690,000**
       10             SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             690,000 Shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.44%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

** Includes shares beneficially owned by other registered persons but omits certain shares owned by certain group members. See Item 5.

                                       SCHEDULE 13D

CUSIP NO.  879080 10 9                                   PAGE  5  OF  13   PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            740,000**

       9              SOLE DISPOSITIVE POWER


       10             SHARED DISPOSITIVE POWER

                            740,000**

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             740,000 Shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.83%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

** Includes shares beneficially owned by other registered persons but omits certain shares owned by certain group members. See Item 5.

                                       SCHEDULE 13D

CUSIP NO.  879080 10 9                                   PAGE  6  OF  13   PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            740,000**

       9              SOLE DISPOSITIVE POWER


       10             SHARED DISPOSITIVE POWER

                            740,000**

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             740,000 Shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.83%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

** Includes shares beneficially owned by other registered persons but omits certain shares owned by certain group members. See Item 5.

                                                  Page 7 of 13  Pages




ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, par value $0.50 per share (the "Common Stock"), of Tejon Ranch Co., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 1000, Lebec, California 93243.

ITEM 2.  IDENTITY AND BACKGROUND.

            (a) This statement is filed by (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership (the "Partnership"), (ii) Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II" and, together with the Partnership, the "Partnerships"), (iii) Carl Marks Management Company, L.P., a Delaware limited partnership and the sole general partner of each of the Partnership and Partnership II (the "General Partner"), and (iv) Messrs. Andrew M. Boas and Robert C. Ruocco, the two general partners of the General Partner. The Partnerships, the General Partner and Messrs. Boas and Ruocco are herein collectively referred to as the "Reporting Persons."


            This Schedule reports the direct beneficial ownership of Common Stock by (i) the Partnership, (ii) Partnership II, and (iii) a managed institutional advisory account (the "Account"). The investment manager of the Account is Carl Marks Offshore Management, Inc., a New York corporation (the "Manager"). The two individuals who are reporting persons -- namely Messrs. Boas and Ruocco -- are executive officers of the Manager and share responsibility for investment decisions made by the Manager for the Account.

            (b) The principal business of each of the Partnership, Partnership II and the Account is investment in securities. The principal business of the General Partner and the Manager is investment management, including the management of the Partnerships and the Account, respectively. The business address of each of the Partnerships, the General Partner and the Manager is c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022.

            (c) The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner and as executive officers of the Manager. In addition to serving as a general partner of the General Partner, Mr. Boas is a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and work out activities. The business address of Messrs. Boas and Ruocco is 135 East 57th Street, New York, New York 10022.

            (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                  Page 8 of 13  Pages





            (f) Messrs. Boas and Ruocco are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Partnership acquired the 505,000 shares of Common Stock reported herein as beneficially owned by it for $$6,817,525.00 in cash, Partnership II acquired the 185,000 shares of Common Stock reported herein as beneficially owned by it for $2,497,525.00 in cash, and the Account acquired the 50,000 shares of Common Stock beneficially owned by it for $675,025.00 in cash. Such shares were paid for with the investment capital of the Partnership, Partnership II and the Account, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

            The shares of Common Stock reported herein were acquired from The Times Mirror Company pursuant to an agreement that was entered into on July 17, 1997. The Reporting Persons acquired the shares of Common Stock solely for investment purposes. The Reporting Persons intend to discuss with the Issuer the question of obtaining the right to appoint a director to the Issuer's board of directors.

            Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                                  Page 9 of 13  Pages




            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Partnership beneficially owns 505,000 shares of Common Stock, representing approximately 3.98% of the 12,682,244 shares of Common Stock outstanding. In its capacity as the general partner of the Partnership, such shares may also be deemed to be beneficially owned by the General Partner and, in their capacity as general partners of the General Partner, by each of Mr. Boas and Mr. Ruocco.

            Partnership II beneficially owns 185,000 shares of Common Stock, representing approximately 1.46% of the outstanding shares of Common Stock. In its capacity as the general partner of the Partnership, such shares may also be deemed to be beneficially owned by the General Partner and, in their capacity as general partners of the General Partner, by each of Mr. Boas and Mr. Ruocco.

            The Account beneficially owns 50,000 shares of Common Stock, representing approximately 0.39% of the outstanding shares, which shares of Common Stock may also be deemed to be beneficially owned by the Manager by virtue of its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs.
Boas and Ruocco.

            (b) By reason of the foregoing, the Reporting Persons beneficially own the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) the Partnership, 505,000 shares (3.98%); (ii) Partnership II, 185,000 shares (1.46%); (iii) the General Partner, 690,000 shares (5.44%); and (iv) each of Messrs. Boas and Ruocco, 740,000 shares (5.83%). The number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, is as set forth in items 7 through 10 of the applicable cover page of this Schedule.

            (c) Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

            (d) Except as set forth in this Item 5, none of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule.

            (e)   Not applicable.

                                                  Page 10 of 13  Pages





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the knowledge of the Reporting Persons, except as set forth in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                                  Description
-------                                 -----------

1. Agreement among the Reporting Persons relating to Joint Filing pursuant to Rule 13d-1(f).

                                                  Page 11 of 13  Pages




                                SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 1997

                        CARL MARKS STRATEGIC INVESTMENTS, L.P.

                         By: Carl Marks Management Company, L.P.,
                               its general partner

                               By: /s/ Andrew M. Boas
                                   --------------------------------------
                                   Name:  Andrew M. Boas
                                   Title:  General Partner

                        CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                          By:  Carl Marks Management Company, L.P.,
                              its general partner

                               By: /s/ Andrew M. Boas
                                   --------------------------------------
                                    Name:  Andrew M. Boas
                                    Title:  General Partner


                        CARL MARKS MANAGEMENT COMPANY, L.P.


                        By: /s/ Andrew M. Boas
                            --------------------------------------
                               Name:  Andrew M. Boas
                               Title:  General Partner



                                         /s/ Andrew M. Boas
                              -------------------------------------------
                                          Andrew M. Boas



                                        /s/ Robert C. Ruocco
                              -------------------------------------------
                                          Robert C. Ruocco

                                                  Page 12 of 13  Pages




                              EXHIBIT INDEX



Exhibit                                                       Sequential
Number                     Description of Exhibit            Page Number

1.                Agreement among the Reporting Persons
                  relating to Joint Filing pursuant to Rule 13d-
                  1(f).